Exhibit 99.1

Unofficial Translation into English from Hebrew

Cellect Biotechnology Ltd.

(the “Company”)

Re:	Update on the Announcement on Moving to Exclusive Trading on the NASDAQ

Cellect Biotechnology Ltd., No. 52-003648-4 (the “Company”) is pleased to announce that on September 5, 2017, the Company is moving to exclusive trading on the NASDAQ and that shareholders who are interested in continuing to hold/trade the Company shares on NASDAQ need to simply notify their bank or broker that holds their shares for them of their desire. The Company will bear the cost of the commissions associated with conversion of the shares for trading in the United States that the banks and brokers will charge for each person that converts their shares by July 31, 2017.

Shareholders of the Company are invited to contact the Company with any question by calling 09-974-1444.

Important clarifications:

1.	The conversion of the shares for trading in the United States transfers the value of the shares from NIS to dollars.

2.	According to the Company’s estimation, no change or damage to the value of holdings or tradeability of ordinary shares is expected as a result of the conversion into ADSs or from the transfer of the value into dollars.

3.	The conversion takes place by ordinary shares in Israel converting into ADSs in the United States.

4.	One ADS is equal to 20 ordinary shares.

5.	The conversion into ADSs is purely technical.

6.	It will be possible to purchase and sell shares of the Company in exactly the same manner up till now through placing orders to purchase/sell to the banks or brokers that hold your shares on your behalf.

The Company’s shares will shift to U.S. coverage and be removed from the Israeli stock exchange indexes at the semi-annual update of the composition of the indexes, that will go into effect at the close of trading on August 3, 2017.

The Company repeats and reminds you that the last date of trading of the Company’s shares on Tel Aviv will be September 3, 2017.

The Company urges all holders of ordinary shares that are traded on the Tel Aviv stock exchange to convert their shares at the earliest.

Sincerely,

Cellect Biotechnology Ltd.